ADOPTION AGREEMENT

This Adoption Agreement, dated as of June 2, 2021 (this “Adoption Agreement”), by and among DST SYSTEMS, INC. (“DST”), a Delaware corporation, PACIFIC INVESTMENT MANAGEMENT COMPANY, LLC (“PIMCO”), a Delaware limited liability company and PIMCO FLEXIBLE EMERGING MARKETS INCOME FUND, a Massachusetts Business Trust (the “Additional Product”).

The Additional Product hereby agrees to (a) become a party to that Agency Agreement, dated as of February 22, 2017 (the “Agreement”), originally by and among DST and the Financial Products set forth on Attachment I of the Agency Agreement and those Ancillary Agreements; and (b) be bound by all terms and conditions of the Agency Agreement and the Ancillary Agreements as a “Financial Product” (as such term is defined in the Agreement), or “Customer” (as such term is defined in the Ancillary Agreements), having such rights, entitlements and obligations as set forth in the Agreement. By its signature below, the Additional Product confirms to DST, as of the date hereof, its representations and warranties set forth in the Agreement. The Additional Product acknowledges receipt of a copy of the Agreement and the Ancillary Agreements.

Each of DST and PIMCO hereby agrees to accept the Additional Product as a party to the Agreement and the Ancillary Agreements and that the Additional Product shall be a “Financial Product” or “Customer” (as such terms are defined in the Agreement) under the Agreement, having such rights, entitlements and obligations as set forth in the Agreement.

Each of DST, PIMCO and the Additional Product hereby agrees that the “shares” referred to in the Agreement, shall refer to the common stock of the Additional Product.

Except as specifically set forth herein, all other terms and conditions of the Agreement shall remain unmodified and in full force and effect, the same being confirmed and republished hereby. In the event of any conflict between the terms of the Agreement and the terms of this Adoption Agreement with regard to the subject matter hereof, the terms of this Adoption Agreement shall control.

This Adoption Agreement may be executed by the parties hereto on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

The Additional Product is a Massachusetts business trust, and a copy of the Agreement and Declaration of Trust of the Additional Product is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Additional Product as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of the Additional Product individually but are binding only upon the respective assets and property of the Additional Product.

IN WITNESS WHEREOF, the Parties hereto have caused this Adoption Agreement to be executed as of the day and year first above written by their respective duly authorized officers.

DST SYSTEMS, INC.	PIMCO FLEXIBLE EMERGING MARKETS INCOME FUND

By:	By:
Title: Authorized Representative	Title:	Authorized Representative